News Release

Trading Symbols: TSX: SEA	FOR Immediate Release
NYSE: SA	August 10, 2020

Seabridge Gold Files Second Quarter Report to Shareholders and its
Financial Statements and MD&A

Toronto, Canada… Seabridge Gold (TSX:SEA) (NYSE:SA) reported today that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three and six months ended June 30, 2020 on SEDAR (www.sedar.com). To view the Report on the Company's website, please see: http://seabridgegold.net/sharefinrep.php.

Recent Highlights

  Filed new NI-43-101 Technical Report confirming dramatic improvement in KSM's economic potential
  Completed the acquisition of the 3 Aces exploration project in Yukon, Canada
  Initiated geotechnical drill program along KSM's tunnel route; drilling now in progress
  Initiated an exploration program at our Iskut gold-copper porphyry target; drilling now in progress
  Began mobilizing for 3rd Quarter Snowstorm drill campaign; drilling to begin in late August
  Closed $37.1 million in equity financings during the 2nd Quarter

During the three-month period ended June 30, 2020 Seabridge posted a net loss of $4.1 million ($0.06 per share) compared to a loss of $2.0 million ($0.03 per share) for the same period in 2019. During the 2nd quarter, Seabridge invested $4.4 million in mineral interests project spending compared to $4.3 million in the second quarter of 2019. At June 30, 2020, net working capital was $40.3 million compared to $12.5 million at December 31, 2019.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD

Chairman & C.E.O.

Rudi P. Fronk

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.net

106 Front Street East, Suite 400, Toronto, OntarioM5A 1E1, Canada

Telephone: (416) 367-9292  www.seabridgegold.net